Exhibit 99.1

FSD Pharma Announces That ISS Recommends Shareholders Vote for the Company’s Nominees to the Board Using Only the BLUE Proxy

Shareholders URGED to Vote the BLUE proxy by 9:00 a.m. on May 12, 2021

TORONTO--(BUSINESS WIRE)--May 5, 2021--FSD Pharma Inc. (the “Company”) today announced that Institutional Shareholder Services Inc. (“ISS”), a leading independent international corporate governance analysis and proxy advisory firm, has recommended that shareholders vote FOR all Company Director Nominees (the "Management Director Nominees") in a contested election for the Board of Directors and FOR the elimination of the dual-class share structure (the "Dual-Class Sunset") at the annual and special meeting of shareholders on May 14, 2021 (the "Meeting").

ISS made its recommendation in support of the Management Director Nominees after carefully considering facts and arguments made by the Company and by Anthony Durkacz, Zeeshan Saeed and the other dissident shareholders' (collectively, the "Dissidents"). In recommending that its clients vote FOR the Management Director Nominees, ISS noted the following:

“The dissident has failed to make the case that majority change is immediately necessary at the board level;”

“Moreover, the board's refusal to entertain an acquisition proposed by one of the dissidents in which a material financial interest existed seems to have been a catalyst for the dissident campaign, raising more questions about whether the dissident's issues with the board are part of a personal disagreement or truly a corporate governance structure that has become ineffective;” and

“Finally, the dissident has not provided a detailed and credible plan that seems likely to improve the prospects of the company more than the company's current plan.”

In recommending that its clients vote FOR the Dual-Class Sunset, ISS noted the following:

“Capital structures with unequal voting rights can entrench certain shareholders and management, insulating them from possible takeovers or other external influence or action. The elimination of one of the company's two common share classes will move the company in line with best market practices, being a share structure consisting of only one class of common shares with one vote per share.”

To date, the Dissidents have not indicated how they plan to vote on the Dual-Class Sunset while recommending to the other shareholders of the Company that they abstain from voting on this resolution. Shareholders have a right to know how those soliciting your proxy plan to vote at the meeting. The Dissidents' failure to address this issue is yet another transparent attempt to confuse and mislead shareholders and indicates that they will vote against this resolution in order to maintain their disproportionate voting power over the Company. The Dissidents want to go against management's plan to, as ISS puts in, "move the company in line with best market practices".

“This recommendation re-affirms our position that we have the right nominees and the right strategy to continue to build positive momentum,” said Dr. Raza Bokhari, CEO and Executive Chairman of FSD Pharma. “We echo ISS’ recommendations that shareholders vote using only the BLUE proxy for all Management Director Nominees and resolutions, to keep the Company on its path towards significant value creation. This is a pivotal moment in the Company’s history. We urge all shareholders to ensure that their voice is heard by immediately voting their BLUE proxy.”

Vote the BLUE proxy for the Management Director Nominees

FSD Pharma urges shareholders to go to FSD Pharma’s website www.fsdfuture.com to cast their vote electronically and for additional information on how the Company has the right strategy and the right Management Director Nominees to build on its positive momentum towards value creation for all shareholders. Shareholders should contrast this plan with that of the Dissidents, whose self-serving approach pulls the Company backwards, making promises that are unlikely to materialize into real shareholder value creation.

To ensure that their proxy votes are counted at the Meeting, shareholders are urged to please vote immediately to ensure their proxies are received by no later than 9:00 a.m. (Toronto time) on May 12, 2021. Shareholders with questions or who require assistance voting their shares should contact the Company's proxy solicitation agent, Gryphon Advisors Inc. at 1.833.292.5847 toll-free in North America (1.416.902.5565 by collect call) or by email at inquiries@gryphonadvisors.ca.

About FSD Pharma

FSD Pharma Inc. (www.fsdpharma.com) is a publicly-traded holding company.

FSD BioSciences, Inc., a wholly-owned subsidiary, is a specialty biotech pharmaceutical R&D company focused on developing over time multiple applications of its lead compound, ultramicro PEA by down-regulating the cytokines to effectuate an anti-inflammatory response.

The Company filed an IND with the FDA on August 28, 2020 and was approved on September 25, 2020 to initiate a phase 2 clinical trial for the use of FSD201 to treat COVID-19, the disease caused by the SARS-CoV-2 virus. The trial is currently underway and is expected to randomize 352 patients in a controlled, double-blind multicenter study.

Severe COVID-19 is characterized by an over-exuberant inflammatory response that may lead to a cytokine storm and ultimately death. The Company is focused on developing ultra-micro PEA for its anti-inflammatory properties to avoid the cytokine storm associated with acute lung injury in hospitalized COVID-19 patients.

The Company is not making any express or implied claim that its product has the ability to eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) infection at this time.

Forward-Looking Statements

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this press release.

Certain statements contained in this press release constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws (collectively, "Forward-Looking Information"). Forward-Looking Information includes, but is not limited to, information with respect to FSD Pharma’s strategy, plans or future financial or operating performance, the solicitation of proxies and voting in respect of the Meeting, the Dissidents, the intentions of the Dissidents or their director nominees, the impact of the Dissidents' director nominees or the Management Director Nominees, if elected, on the financial condition, operations, business and strategies of the Company and its shareholder value, future plans or prospects of the Company, receipt of any FDA or other regulatory approvals, the completion of any trials regarding the use of FSD-201 to treat COVID-19 or to treat canine and feline gastro-intestinal diseases, the safety of FSD-201 or whether FSD-201 may be effective in treating COVID-19 or to treat canine and feline gastro-intestinal diseases. The use of words such as "budget", "intend", "anticipate", "believe", "expect", "plan", "forecast", "future", "target", "project", "capacity", "could", "should", "focus", "proposed", "scheduled", "outlook", "potential", "estimate" and other similar words, and similar expressions and statements relating to matters that are not historical facts, or statements that certain events or conditions "may" or "will" occur, are intended to identify.

Forward-Looking Information is based on FSD Pharma’s current beliefs or assumptions as to the outcome and timing of such future events. Such beliefs or assumptions necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such Forward-Looking Information. Certain of these risks and uncertainties are described in the Circular and the Company’s continuous disclosure filings available under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov. Forward-Looking Information is not a guarantee of performance. The Forward-Looking Information contained in this press release is made as of the date hereof, and FSD Pharma is not obligated to update or revise any Forward- Looking Information, whether as a result of new information, future events or otherwise, except as required by law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on Forward Looking-Information. The foregoing statements expressly qualify any Forward-Looking Information contained herein.

For up to date information and convenience in voting please visit www.fsdfuture.com.

Contacts

Investors:
Gryphon Advisors Inc.
1.833.292.5847 toll-free in North America
(1.416.902.5565 by collect call)
inquiries@gryphonadvisors.ca
www.fsdfuture.com

Nathan Coyle, Interim Chief Financial Officer, FSD Pharma Inc.
ncoyle@fsdpharma.com

Media:
Joel Shaffer
Longview Communications and Public Affairs
jshaffer@longviewcomms.ca